UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               Enterra Corporation
- -----------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
- -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    293805107
                               -------------------
                                 (CUSIP Number)

                                 Elizabeth Foley
                            First Reserve Corporation
                               475 Steamboat Road
                          Greenwich, Connecticut 06830
                                 (203) 661-6601
- -----------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 23, 1995
                              ---------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

          This Amendment No. 1 restates in its entirety the text of the

Statement on Schedule 13D, as amended (the "Schedule 13D"), previously filed in paper format on behalf of First Reserve Corporation, American Gas & Oil

Investors, Limited Partnership, AmGO II, Limited Partnership, AmGO III,

Limited Partnership, First Reserve Secured Energy Assets Fund, Limited

Partnership, First Reserve Fund V, Limited Partnership, First Reserve Fund V-2,

Limited Partnership and First Reserve Fund VI, Limited Partnership, relating to the common stock, $1.00 par value per share, of Enterra Corporation, a Delaware corporation.



Item 1.   Security and Issuer.

          This Statement on Schedule 13D (the "Schedule 13D") relates to the

Common Stock, par value $1.00 per share (the "Common Stock"), of Enterra

Corporation, a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 13100 Northwest Freeway - Sixth Floor,

Houston, Texas 77040.



Item 2.   Identity and Background.

          This Schedule 13D is being filed by American Gas & Oil Investors

("Fund I"), AmGO II ("Fund II"), AmGO III ("Fund III"), First Reserve Secured

Energy Assets Fund, Limited Partnership ("Fund IV"), First Reserve Fund V,

Limited Partnership ("Fund V"), First Reserve Fund V-2, Limited Partnership

("Fund V-2") and First Reserve Fund VI, Limited Partnership ("Fund VI", and

together with Fund I, Fund II, Fund III, Fund IV, Fund V and Fund V-2, the

"Funds"), and by First Reserve Corporation ("First Reserve"), to report the acquisition by the Funds of Common Stock.  First Reserve is the managing general partner of each of the Funds.  The Funds, in the aggregate, directly own more than 5% of the issued and outstanding shares of Common Stock

("Shares").

          Fund I, Fund II, and Fund III are New York limited partnerships and

Fund IV is a Delaware limited partnership.  Their principal purpose is to make equity and debt investments in companies engaged in various energy and energy related activities, including, but not limited to, energy production,

processing, transmission, distribution, marketing, equipment manufacturing,

electrical generation, and technical services, and in energy assets such as oil and gas reserves or processing and transmission facilities (collectively,

"energy companies").

          Fund V and Fund V-2 are Delaware limited partnerships.  Their principal purpose is to make equity and debt investments in companies engaged in various energy and energy related activities, including, but not limited to,

energy production, processing, transmission, distribution, marketing, equipment manufacturing, electrical generation, and technical services, and in energy assets such an oil and gas reserves or processing and transmission facilities.

          Fund VI is a Delaware limited partnership.  Its principal purpose is to make equity, equity-linked and debt investments in companies engaged in various energy and energy related activities, including, but not limited to,

energy production, processing, transmission, distribution, marketing, equipment manufacturing, electrical generation, and technical services, and in energy assets such as oil and gas reserves or processing and transmission facilities,

but excluding any oil and gas exploration directly or through an entity whose primary activity is to conduct such exploration.

          First Reserve is a Delaware corporation which raises funds for and manages the Funds.  The seven Funds constitute all of the limited partnerships managed by First Reserve.  The principal business of First Reserve is to act as managing general partner and provide investment management services to the

Funds.

          The principal business and office address of First Reserve and each of the Funds (together, the "Reporting Persons") is 475 Steamboat Road,

Greenwich, Connecticut 06830.

          Information with respect to the executive officers and directors of

First Reserve, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and their citizenship is listed on the schedule attached hereto as Schedule I,

which is incorporated in this Schedule 13D by reference.

          During the last five years, none of the Reporting Persons nor any executive officer or director of First Reserve has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or

(ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3.   Source and Amount of Funds or Other Consideration.

          On August 12, 1994 Total Energy Services Company ("Total") merged with and into ET merger Corporation ("ET"), a wholly owned subsidiary of

Enterra Corporation ("Enterra") pursuant to an Agreement and Plan of Merger among Total, Enterra and ET dated as of May 2, 1994, as amended by the First

Amendment to Agreement and Plan of Merger dated as of July 15, 1994 (the

"Merger Agreement") (the "Merger").  Prior to the Merger, the Funds

beneficially owned approximately 99.2% of the outstanding shares of common stock of Total, par value $.01 per share ("Total Stock").  Total is continuing as a wholly-owned subsidiary of Enterra and each share of Total Stock was converted into approximately 169.3 Shares (although cash was paid in lieu of fractional Shares), such that each Fund currently owns the following numbers of

Shares:  (i) Fund I owns 1,993,529 Shares, as a result of the conversion of

11,774.68 shares of Total Stock; (ii) Fund II owns 1,233,907 Shares, as a result of the conversion of 7,288.01 shares of Total Stock; (iii) Fund III owns

597,408 Shares, as a result of the conversion of 3,687.97 Shares of Total Stock and of the grant of the right to receive 26,989 Shares to Fund VI in exchange for cash; (iv) Fund IV owns 2,323,562 Shares, as a result of the conversion of

14,343.54 shares of Total Stock and of the grant of the right to receive

104,892.0 Shares to Fund VI for cash; (v) Fund V owns 3,355,254 Shares, as a result of the conversion of 19,817.64 shares of Total Stock; (vi) Fund V-2 owns

838,427.0 Shares, resulting from the conversion of 4,952.13 shares of Total

Stock; and (vii) Fund VI owns 870,262 Shares, as a result of the conversion of

4,349.72 shares of Total Stock and of the receipt of the right to receive

133,827 Shares, in the aggregate, from Fund III, Fund IV and Gerald Hage in exchange for cash.

          The source of consideration used by the Funds in acquiring the Shares reported as beneficially owned in Item 5 hereof is 66,213.69 shares of Total

Stock, and in the case of Fund VI only, also working capital.

          The 66,213.69 shares of Total Stock used by the Funds to obtain their

11,212,349 Shares, were acquired with the assets of the Funds.



Item 4.   Purpose of Transaction.

          The Funds acquired the Shares disclosed in Item 5 of this Schedule

13D in order to establish a substantial investment position in the Issuer.  The

Issuer has agreed to expand its Board of Directors to include designees of the

Funds as four of its eleven members for so long as the Funds owns Shares in certain minimum amounts.  The Funds intend to participate in and influence the affairs of the Issuer through their four designees on the Board of Directors.

          The Funds are contractually prohibited from taking certain actions with respect to the Shares during the term of the Agreement dated as of May 2,

1994 among Enterra and the Funds (the "Stockholders' Agreement", attached as

Exhibit C) as further described in Item 6 of this Schedule 13D.

          Except as described above, at the present time the Reporting Persons do not have any plans or proposals that would relate to any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.



Item 5.   Interest in Securities of the Issuer.

          (a)  As of August 12, 1994, the Funds beneficially owned an aggregate of 11,212,349 Shares, constituting approximately 40.4% of the 27,737,248 Shares outstanding as of August 12, 1994, such Shares consisting of the aggregate of the 16,437,254 Shares stated to be outstanding as of July 5, 1994 in the

Issuer's proxy statement and prospectus on Form S-4 dated as of such date (the

"Prospectus") and the 11,299,994 additional Shares issued pursuant to the

Merger.  The number and percentage of Shares beneficially owned by each

Reporting Person identified in Item 2 of this Schedule 13D are:

                                       Percentage of Shares
                                       Outstanding on
                          Shares       August 12, 1994

Fund I                  1,993,529             7.2%
Fund II                 1,233,907             4.4%
Fund III                  597,408             2.2%
Fund IV                 2,323,562             8.4%
Fund V                  3,355,254            12.1%
Fund V-2                  838,427             3.0%
Fund VI                   870,262             3.1%
First Reserve          11,212,349            40.4%

                 (b)      Each Fund has the sole power to vote or to direct the

vote and sole power to dispose or direct the disposition of all Shares held by

it.  First Reserve, in its role as managing general partner of the Funds and acting on behalf of the Funds, has the power to cause each Fund to dispose of or vote Shares held by such Funds.

                 (c)      Not applicable.

                 (d)      To the best knowledge of the Reporting Persons, no

other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of

Shares.

                 (e)      Not applicable.



Item 6.  Contracts, Arrangements or Understanding with Respect to
         Securities of the Issuer under the Stockholders' Agreement            .

                 The Stockholders' Agreement provides, among other things, that the Funds and First Reserve are contractually prohibited from (i) subject to certain exceptions, acquiring additional Shares if the effect of such acquisition would be to either increase the aggregate holdings of "Enterra

Voting Securities" (as defined in Section 1.1 of the Stockholders' Agreement)

of First Reserve, the Funds and their affiliates (collectively, the "First

Reserve Group") to 43% or more of the "Combined Voting Power" (as defined in

Section 1.3 of the Stockholders' Agreement) or increase the First Reserve

Group's holdings of any class or series of Enterra Voting Securities to more than 43%, (ii) depositing any Enterra Voting Securities owned by them in a voting trust or entering into any similar voting arrangement unless all the parties to the trust or arrangement are First Reserve Group members, (iii)

making or in any way becoming "participants" in the "solicitation" of proxies

(as such terms are defined in Rule 14a-1 of Regulation 14A under the Securities

Exchange Act of 1934, as amended), (iv) participating in or becoming a member of a "13D/G Group" (as that term is defined in the Stockholders' Agreement),

other than the First Reserve Group for the purposes of holding, acquiring or disposing of Enterra Voting Securities, (v) making a proposal to a third party or initiating any proposal that would reasonably result in a change of control of Enterra or make any public announcement with respect to any such proposal,

(vi) disposing of any Enterra Voting Securities except (A) by conversion, exchange or exercise of Enterra Voting Securities pursuant to their terms, in a manner not otherwise in violation of clause (i) above, (B) in a bonafide pledge or similar or related action of such Enterra Voting Securities to a lender that is not a First Reserve Group member to secure a bonafide loan, for money borrowed, made to one or more First Reserve Group members with full recourse to the borrower or borrowers, (C) by transfer, assignment, sale or disposition of such Enterra Voting Securities to another First Reserve Group member, (D) by distribution of Enterra Voting Securities to any partner of a First Reserve

Group member, provided that any such distributee which is a member of the First

Reserve Group has signed the Stockholders' Agreement and that the subsequent distributions of such distributee, if assisted by First Reserve, conform with the distribution restrictions imposed by the Stockholders' Agreement, (E)

pursuant to a registration statement, (F) in sales in broker's transactions,

effected on the NYSE or any other securities exchange on which the Enterra

Voting Securities are listed or in any other public trading market in which the

Enterra Voting Securities are then being traded, in compliance with the provisions of Rule 144, including the volume restrictions set forth in such rule (excluding for purposes of this clause (F) in sales pursuant to the provisions of paragraph (k) of Rule 144, which sales are included under (G),

(G) sales pursuant to paragraph (k) of Rule 144, (H) other negotiated sales of

Enterra Voting Securities, or (I) pursuant to the provisions of the

Stockholders' Agreement permitting, in certain circumstances, sales into tender or exchange offers, (vii) disposing of Enterra Voting Securities pursuant to clause (vi) (E) above, unless the First Reserve Group members use their reasonable best efforts to refrain from disposing of Enterra Voting Securities representing 3% or more of the Combined Voting Power to any one person or group, (viii) disposing of any Enterra Voting Securities pursuant to clauses

(vi)(D),(E) and (F) above to any one person or group if such Enterra Voting

Securities represent 5% or more of the Combined Voting Power, and (ix) disposing of Enterra Voting Securities pursuant to clauses (vi)(D)(E) and (F)

above to any one person or group who, upon consummation of such sale would,

directly or indirectly, have beneficial ownership of or the right to acquire beneficial ownership of Enterra Voting Securities representing 10% or more of the Combined Voting Power.



Item 7.  Material to be Filed as Exhibits.<F1>

                 Exhibit A.  Agreement Concerning Filing of Schedule 13D.

                 Exhibit B.  Merger Agreement, dated as of May 2, 1994, among

Total Energy Services Company, Enterra Corporation and ET Merger Corporation,

together with the First Amendment to Agreement and Plan of Merger dated as of

July 15, 1994.

                 Exhibit C.  Agreement dated as of May 2, 1994 among Enterra

Corporation, American Gas & Oil Investors, AmGO II, AmGO III, First Reserve

Secured Energy Assets Fund, Limited Partnership, First Reserve Fund V, Limited

Partnership, First Reserve Fund V-2, Limited Partnership, First Reserve Fund

VI, Limited Partnership and First Reserve Corporation.



<F1>     All Exhibits were previously filed in paper format.

                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true,

complete and correct.

Dated:  June 30, 1995

                          FIRST RESERVE CORPORATION


                          By:      /s/ Elizabeth C. Foley
                                  Name:  Elizabeth C. Foley
                                  Title:  Treasurer


                          AMERICAN GAS & OIL INVESTORS, LIMITED PARTNERSHIP
                            By:  First Reserve Corporation,
                                      as Managing General
                                   Partner


                          By:      /s/ Elizabeth C. Foley
                                  Name:  Elizabeth C. Foley
                                  Title:  Treasurer


                          AMGO II, LIMITED PARTNERSHIP
                            By:  First Reserve Corporation,
                                   as Managing General Partner


                          By:      /s/ Elizabeth C. Foley
                                  Name:  Elizabeth C. Foley
                                  Title:  Treasurer


                          AMGO III, LIMITED PARTNERSHIP
                            By:  First Reserve Corporation,
                                      as Managing General Partner


                          By:      /s/ Elizabeth C. Foley
                                  Name:  Elizabeth C. Foley
                                  Title:  Treasurer


                          FIRST RESERVE FUND V, LIMITED
                            PARTNERSHIP

                            By:  First Reserve Corporation,
                                      as Managing General Partner

                            By:      /s/ Elizabeth C. Foley
                                  Name:  Elizabeth C. Foley
                                  Title:  Treasurer


                          FIRST RESERVE FUND V-2, LIMITED
                            PARTNERSHIP

                            By:  First Reserve Corporation,
                                      a Managing General Partner


                          By:      /s/ Elizabeth C. Foley
                                  Name:  Elizabeth C. Foley
                                  Title:  Treasurer


                          FIRST RESERVE FUND VI, LIMITED
                            PARTNERSHIP

                            By:  First Reserve Corporation,
                                      as Managing General Partner


                          By:      /s/ Elizabeth C. Foley
                                  Name:  Elizabeth C. Foley
                                  Title:  Treasurer